MELLON CAPITAL®

MANAGEMENT

BNY MELLON

ASSET MANAGEMENT

50 FREEMONT STREET, SUITE 3900,

SAN FRANCISO, CA 94015

December 18, 2009

WisdomTree Asset Management, Inc.

Attention: Jonathan Steinberg

380 Madison Avenue, 21st Floor

New York, NY 10017

With a copy to:

WisdomTree Asset Management, Inc.

Attention: Legal Department

380 Madison Avenue, 21st Floor

New York, NY 10017

Dear Mr. Steinberg,

Pursuant to that certain Sub-Advisory Agreement between WisdomTree Asset Management, Inc. (the “Investment Adviser”) and Mellon Capital Management Corporation (the “Sub-Adviser”) dated as of December 2, 2008 (the “Agreement”), the Sub-Adviser hereby provides the Investment Adviser with an amended and restated Appendix A and one supplement to Appendix B (marked as Appendix B-1) to the Agreement, in the forms attached hereto, with respect to the management of the WisdomTree International Hedged Equity Fund.

The Investment Adviser and Sub-Adviser each hereby acknowledge and agree that the amended and restated Appendix A and supplemental Appendix B-1 attached hereto shall be incorporated by reference into the Agreement.

Sincerely,

/s/ Gabriela F. Parcella

Gabriela F. Parcella

Executive Vice President and Chief Operating Officer

Acknowledged and agreed:

WisdomTree Asset Management, Inc.

By: /s/ Jonathan Steinberg

Name: Jonathan Steinberg

Title: Chief Executive Officer

Exhibit (d)(11)

AMENDED AND RESTATED APPENDIX A

TO

SUB-ADVISORY AGREEMENT

Effective as of December 21, 2009

FUNDS FOR WHICH MELLON CAPITAL ACTS AS SUB-ADVISER

WisdomTree LargeCap Growth Fund

WisdomTree International Hedged Equity Fund

The Investment Adviser hereby appoints Mellon Capital, and Mellon Capital hereby accepts appointment as, the Sub-Adviser for the Funds set forth above.

WISDOMTREE ASSET MANAGEMENT, INC.		MELLON CAPITAL MANAGEMENT

By:	/S/ JONATHAN STEINBERG	By:	/S/ GABRIELA F. PARCELLA
	Name: Jonathan Steinberg Title: Chief Executive Officer		Name: Gabriela Franco Parcella Title: EVP & Chief Operating Officer

APPENDIX B-1

TO

SUB-ADVISORY AGREEMENT

Effective as of December 21, 2009

WisdomTree International Hedged Equity Fund

Annual Fees

Average Daily Net Assets	Basis Point Rate
First $1,000 million	0.075% (seven and half basis points)
Next $1,000 million	0.05% (five basis points)
Next $3,000 million	0.03% (three basis points)
In excess of $5,000 million	0.02% (two basis points)

Minimum Quarterly Fee	$12,500
Minimum Annual Fee	$50,000

The Fund shall pay a “Basis Point Fee” or a “Minimum Quarterly Fee” or a “Minimum Annual Fee”, as described below.

The Basis Point Fee applicable to the Fund shown above will be calculated as of the last day of each month based on the total of the average daily net assets of the Fund.

The monthly Basis Point Fee applicable to the Fund will be calculated as follows. First, the average daily net assets of the Fund are multiplied by the applicable Basis Point Rate(s) shown in the table above. The resultant dollar amount is then multiplied by a fraction, the numerator which is the number of days in the month and the denominator which is the number of days in the year, to generate the monthly “Basis Point Fee”. If the Fund is in operation for less than a full month, the Basis Point Fee will be adjusted on a pro rata basis based on the number of days the Fund is in operation during such month.

At the end of each calendar quarter, the total of the Basis Point Fee for the Fund for such quarter (i.e., the sum of the Basis Point Fee for each month in such quarter) will be compared to the Minimum Quarterly Fee for the Fund for such quarter. If the Basis Point Fee for the Fund for such quarter is higher than the Minimum Quarterly Fee for that quarter, the Fund shall pay the Basis Point Fee. If the Basis Point Fee for the Fund for such quarter is less than the Minimum Quarterly Fee for that quarter, the Fund shall pay the Minimum Quarterly Fee. Notwithstanding the foregoing, once the total of the fees payable to the SubAdviser with respect to the Fund in any calendar year equals or exceeds the Minimum Annual Fee payable for such calendar year (or the pro rata portion of the Minimum Annual Fee payable for partial calendar years), the Fund shall not be required to make further payments of the Minimum Quarterly Fee or Minimum Annual Fee with respect to the Fund for that calendar year.

The Minimum Quarterly Fee shall be calculated on a pro rata basis based on the number of days the Fund is in operation during a calendar quarter. The Minimum Annual Fee shall be calculated on a pro rata basis based on the number of days the Fund is in operation during a calendar year. For fee calculation purposes, the Fund’s commencement of operations is the date upon which assets necessary to purchase one creation unit are contributed to the Fund. The Fund’s last day of operations is the date upon which its assets are liquidated. Monthly Basis Point Fees and Minimum Quarterly Fees, as applicable, will be payable in arrears on a calendar quarter basis within 30 days after the end of each calendar quarter.

The calculation of the Annual Fees for the WisdomTree International Hedged Equity Fund shall be aggregated with those funds set forth on Appendix A of that certain Sub-Advisory Agreement between the Investment Adviser and Sub-Adviser (formerly BNYIA) dated as of September 1, 2007; provided, however, that the Minimum Quarterly Fee and Minimum Annual Fee set forth above shall not be aggregated and shall apply individually to the WisdomTree International Hedged Equity Fund

If the Fund or the Investment Adviser terminates this Agreement (except to the extent permitted by Section 13B herein) before the end of the twelve month period beginning on the date of the Fund’s commencement of operations, the total Minimum Annual Fee will be calculated, due and payable as if the Manager had sub-advised the Fund for a full calendar year and the termination date is the last day of such full calendar year.